                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                    Act of 1934 or Suspension of Duty to File
                   Reports Under Sections 13 and 15(d) of the
                       Securities and Exchange Act of 1934

                        Commission File Number 000-22486

                              AMFM Operating, Inc.

             (Exact name of registrant as specified in its charter)

                               200 East Basse Road
                            San Antonio, Texas 78209
                                 (210) 822-2828


(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            8% Senior Notes due 2008

            (Title of each class of securities covered by this Form)

                                      None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)          (x)            Rule 12h-3(b)(1)(i)           (x)
Rule 12g-4(a)(1)(ii)         ( )            Rule 12h-3(b)(1)(ii)          ( )
Rule 12g-4(a)(2)(i)          ( )            Rule 12h-3(b)(2)(i)           ( )
Rule 12g-4(a)(2)(ii)         ( )            Rule 12h-3(b)(2)(ii)          ( )
                                            Rule 15d-6                    ( )

Approximate number of holders of record as of the certification or notice date:
56 *

         Pursuant to the requirements of the Securities Exchange Act of 1934, AMFM Operating, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2004                By: /S/ Randall T. Mays
                                       -----------------------------------------
                                       Randall T. Mays, Executive Vice President
                                       and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be naturally signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


* Includes each participant in The Depository Trust Company ("DTC") holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.



                                       2